T.H. Lehman & Co., Incorporated

March 23, 2009

United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	T.H. Lehman & Co., Incorporated
Form 10-K for Fiscal Year Ended March 31, 2008
Filed June 27, 2008
File No. 814-00018

Dear Sir:

We are providing this letter in connection with your review of the above referenced form of T.H. Lehman Corporation, Inc. (the “Company”) and offer the following:

In response to a letter from the Securities and Exchange Commission, dated February 23, 2009, T.H. Lehman Co., Incorporated filed amendment #2 (March 10, 2009) to Form 10-K for fiscal year ended March 31, 2008.

T.H. Lehman & Co., Incorporated (the “Company”) acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in an proceeding initiated by the Commission or any person under the federal securities law of the United States.

By:	/s/ Gary Poe
Gary Poe
Chief Financial Officer and Secretary

1155 Dairy Ashford, Suite 650: Houston, Texas 77079: (281) 870-1197 Fax (281)556-8414